Exhibit 21.1 – List of Subsidiaries of Aquilex Holdings LLC

Aquilex Holdings LLC

List of Subsidiaries as of March 31, 2010

Subsidiary	Jurisdiction of Incorporation

Aquilex Corporation	Delaware
Aquilex Finance Corp.	Delaware
Aquilex HydroChem, Inc.	Delaware
Aquilex HydroChem Industrial Cleaning, Inc.	Delaware
Aquilex Specialty Repair and Overhaul, Inc.	Delaware
Aquilex SMS, Inc.	Florida
Aquilex WSI, Inc.	Delaware
Aquilex Welding Services B.V.	Netherlands
Aquilex Welding Services Poland, Sp. z.o.o.	Poland
SMS Global, Inc.	Florida